Exhibit 99.1

NOTICE TO THE MARKET

Gerdau formalized today, June 23, the conclusion of the sale of its special steel producer in Spain to Clerbil SL, an investment group with international experience. The sale of this operation is in line with Gerdau’s goal of focusing on its most profitable assets.

The company, which will operate again under the brand Sidenor, has plants in the Basque Country, Cantabria and Cataluña and commercial offices in Germany, France, Italy and the United Kingdom. The company’s installed capacity is one million tonnes per year and it supplies special steels to various sectors of the economy, especially the automotive industry. In addition, the company owns one of the steel industry’s largest research and development centers in Europe and which is a reference in the development of new steel production technologies. Sidenor and Gerdau will continue collaborating on the development of new products, particularly steel applications for the automotive industry.

Porto Alegre, June 23, 2016

Harley Lorentz Scardoelli

Executive Vice President

Investor Relations Director